National CineMedia, Inc.

6300 S. Syracuse Way, Suite 300

Centennial, Colorado 80111

Phone (303) 792-3600

September 30, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: National CineMedia, Inc.

Registration Statement on Form S-3 (File No. 333-289259)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, National CineMedia, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-289259) and declare the Registration Statement effective as of September 30, 2025, at 5:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (303) 792-3600, or Kevin Greenslade of Hogan Lovells US LLP at (703) 610-6189 with any questions. Also, please notify Mr. Greenslade when this request for acceleration has been granted.

Very truly yours,

National CineMedia, Inc.

By: /s/ Maria V. Woods

Name: Maria V. Woods

Title: EVP – General Counsel and Secretary

cc: Kevin Greenslade, Hogan Lovells US LLP